SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-7792

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            POGO PRODUCING COMPANY
                         5 GREENWAY PLAZA, SUITE 2700
                             HOUSTON, TEXAS 77046

Item 4.     (a)   Financial Statements and Schedules prepared in accordance
                  with the financial reporting requirements of ERISA.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1997 and 1996, and the changes in its net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             ARTHUR ANDERSEN LLP

Houston, Texas
May 15, 1998

                           TAX-ADVANTAGED SAVINGS PLAN OF

                               POGO PRODUCING COMPANY

                STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             DECEMBER 31, 1997 AND 1996

                                                            1997         1996
                                                       -----------   -----------

INVESTMENTS, at quoted market value:

  Common stock of Pogo Producing Company ...........   $ 8,704,772   $13,968,139
  Prime Portfolio Money Market Fund ................       870,442       745,511
  Investment Grade Corporate Portfolio Bond Fund ...       527,742       499,790
  Vanguard/Wellington Fund .........................     1,180,000       817,075
  Vanguard/Index Trust - 500 Portfolio .............       758,867       487,959
  Vanguard PrimeCap Fund ...........................     2,240,276     1,526,522

CONTRIBUTIONS RECEIVABLE:

  Participant ......................................        41,854        34,170
  Company ..........................................        28,703        24,033

CASH ...............................................         3,267         2,194
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS .............   $14,355,923   $18,105,393
                                                       ===========   ===========



   The accompanying notes are an integral part of these financial statements.

                           TAX-ADVANTAGED SAVINGS PLAN OF

                               POGO PRODUCING COMPANY

                        STATEMENTS OF CHANGES IN NET ASSETS

                            AVAILABLE FOR PLAN BENEFITS

                   FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                            1997         1996
                                                     ------------  ------------

INTEREST/DIVIDEND INCOME ........................... $    314,465  $    234,394
                                                     ------------  ------------

NET APPRECIATION (DEPRECIATION) IN MARKET
  VALUE OF INVESTMENTS .............................   (4,632,910)    5,915,258

CONTRIBUTIONS:

  Participant ......................................      743,616       608,525
  Company (net of $- and $9,463 of forfeitures by
   terminated participants in the respective years)       594,324       470,992
                                                     ------------  ------------

                 Total contributions ...............    1,337,940     1,079,517
                                                     ------------  ------------

WITHDRAWALS AND TERMINATIONS .......................     (768,965)     (748,961)
                                                     ------------  ------------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR
  PLAN BENEFITS ....................................   (3,749,470)    6,480,208

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of
year ...............................................   18,105,393    11,625,185
                                                     ------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year  $ 14,355,923  $ 18,105,393
                                                     ============  ============

     The accompanying notes are an integral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF

                               POGO PRODUCING COMPANY

                           NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN:

GENERAL

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment.

John O. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

CONTRIBUTIONS

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Tax Reform Act of 1986, each participant's contributions are subject to certain limitations. This limitation was $9,500 for 1997 and 1996. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock. (See Exhibits 1 and 2 for financial statements by investment fund.)

INVESTMENTS

The investment options include the Pogo Common Stock Fund, the Prime Portfolio Money Market Fund, the Investment Grade Corporate Portfolio Bond Fund, the Vanguard/Wellington Fund, the Vanguard/Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

The Pogo Common Stock Fund is used to invest in Pogo common stock. All employer contributions as well as employee-designated monies are placed in this account. Any dividends are used to purchase additional shares for the Plan.

The Prime Portfolio Money Market Fund (Money Market Fund) invests in high-quality money market instruments that mature in one year or less.

The Investment Grade Corporate Portfolio Bond Fund (Corporate Bond Fund) investments are placed in a diversified portfolio of long-term, investment-grade bonds which, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poors Corporation (S&P).

The Vanguard/Wellington Fund (Wellington Fund) contributions are invested in a diversified and balanced program of investing in bonds and common stocks. Bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income. The fund invests approximately 60 percent to 70 percent of its total assets in common stock.

The Vanguard/Index Trust - 500 Portfolio (Index 500 Fund) investments are placed in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

The Vanguard PrimeCap Fund (PrimeCap Fund) invests principally in a portfolio of common stocks selected on the basis of fundamental factors such as above-average earnings growth and current earnings as compared to the S&P 500 Index, consistency of earnings growth and earnings quality.

DISTRIBUTIONS AND WITHDRAWALS

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

RECONCILIATION OF FINANCIAL STATEMENTS TO

  FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                             DECEMBER 31
                                                    ---------------------------
                                                         1997           1996
                                                    ------------   ------------
Net assets available for Plan benefits -
  financial statements ...........................  $ 14,355,923   $ 18,105,393
  Less- Amounts allocated to withdrawing
  participants ...................................      (385,348)      (106,366)
                                                    ------------   ------------
Net assets available for Plan benefits - Form 5500  $ 13,970,575   $ 17,999,027
                                                    ============   ============

The following is a reconciliation of withdrawals and terminations from the financial statements to the Form 5500:

                                                             DECEMBER 31
                                                    ---------------------------
                                                         1997           1996
                                                    ------------   ------------

Withdrawals and terminations - financial
  statements ..................................     $   768,965       $748,961
  Add- Amounts allocated to withdrawing
   participants, December 31, 1997 and 1996 ...         385,348        106,366
  Less- Amounts allocated to withdrawing
   participants, December 31, 1996 and 1995 ...        (106,366)      (340,861)
                                                    -----------       --------
Benefits paid to participants - Form 5500 .....     $ 1,047,947       $514,466
                                                    ===========       ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

FORFEITURES

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At December 31, 1997 and 1996, there were no forfeitures held in suspense.

TERMINATION OF THE PLAN

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

3. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on February 25, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The administrative board believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrative board believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.